UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 28, 2020, KB Financial Group Inc. (“KB Financial Group” or the “Company”) furnished a public notice regarding the convocation of its extraordinary general meeting of shareholders to be held on November 20, 2020 (the “EGM”).

The agenda for the EGM is currently being distributed to shareholders of KB Financial Group for their reference as they exercise their voting rights.

Agenda:

1)	Appointment of an executive director

•	Executive director candidate: Mr. Jong Kyoo Yoon

2)	Appointment of a non-standing director

•	Non-standing director candidate: Mr. Yin Hur

3)	Appointment of a non-executive director (Shareholders’ proposal by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

•	Non-executive director candidate: Ms. Sun-Jin Yun

4)	Appointment of a non-executive director (Shareholders’ proposal by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

•	Non-executive director candidate: Mr. Youngjae Ryu

Reference Materials:	The Board of Directors’ position on Agendum 3 and 4, proposed by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others

Details of the Agenda for the Extraordinary General Meeting of Shareholders

Agendum 1. Appointment of an Executive Director

Nominee for Executive Director(1)(2)

Name	Date of Birth	Nominating Entity	Term of Office	Main Position	Career
Jong Kyoo Yoon (Re-appointment)	10/13/1955	the Board of Directors (the CEO Nominating Committee)	3 years	Chairman & CEO, KB Financial Group	Nov. 2014 ~ Present	• Chairman & CEO, KB Financial Group
					Nov. 2014 ~ Nov. 2017	• President & CEO, Kookmin Bank
					Oct. 2013 ~ Oct. 2014	• Senior Advisor, Kim & Chang
					Aug. 2010 ~ Jul. 2013	• Senior Executive Vice President, Chief Finance Officer and Chief Risk Management Officer, KB Financial Group

Notes:	(1)	The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
	(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

The Board of Directors’ Reasons for Recommending the Nominee

Name	Reasons for Recommendation
Jong Kyoo Yoon

•  During his past six-year tenure as the CEO, the nominee successfully reinforced the position of KB Financial Group as the leading financial group in Korea.

•  The nominee has shown exceptional achievements in expanding the Company’s earnings fundamental by strengthening the non-banking and global businesses through successful mergers and acquisitions. In addition, the nominee has paved the way for future growth through innovations in digital finance, and remains strongly dedicated to ESG initiatives with a unique philosophy in such matters.

•  The nominee satisfies all relevant legal requirements for qualification as an executive director. The board of directors recommends this nominee based on the strong belief that the nominee would be the most capable of leading KB Financial Group in times of challenges posed by COVID-19 as well as achieving sustainable growth.

Agendum 2. Appointment of a Non-Standing Director

Nominee for Non-Standing Director(1)(2)

Name	Date of Birth	Nominating Entity	Term of Office(3)	Main Position	Career
Yin Hur (Re-appointment)	12/19/1961	the Board of Directors	—	President & CEO, Kookmin Bank	Nov. 2017 ~ Present	• Non-Standing Director, KB Financial Group
					Nov. 2017 ~ Present	• President & CEO, Kookmin Bank
					Jan. 2016 ~ Nov. 2017	• Senior Executive Vice President, Sales Group, Kookmin Bank
					Jan. 2015 ~ Dec. 2015	• Senior Managing Director, Strategy & Finance Planning Group, Kookmin Bank
					Jul. 2013 ~ Dec. 2014	• Managing Director, Credit Analysis Division, Kookmin Bank
					Jan. 2012 ~ Jul. 2013	• General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank
					Aug. 2008 ~ Jan. 2012	• General Manager, Shinrim Nambu Branch, Kookmin Bank

Notes: (1)	The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
(3)	The nominee’s term of office is set to expire on the date of KB Financial Group’s 14th annual general meeting of shareholders, which is currently expected to be held in March 2022.

The Board of Directors’ Reasons for Recommending the Nominee

Name	Reasons for Recommendation
Yin Hur

•  During the past three years, the nominee served as the president and CEO of Kookmin Bank, KB Financial Group’s largest subsidiary. The nominee, despite the difficult business environment both domestically and globally, has led Kookmin Bank to become a leader in the industry by improving its financial performance, as well as expanding its global network.

•  In addition, the nominee has made great contributions in risk management by keeping Kookmin Bank’s soundness at the highest level in the banking sector, especially in the midst of the COVID-19 pandemic and the recent private equity turmoil. He has also secured future growth engines through digital innovation.

•  The nominee satisfies all relevant legal requirements for qualification as a non-standing director. The board of directors recommends this nominee based on the contributions that he is expected to make to the board of directors by delivering his professional opinions in handling various challenges and tasks to be presented in a post-COVID-19 era.

Agendum 3. Appointment of a Non-Executive Director (Shareholders’ proposal by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

Nominee for Non-Executive Director(1)(2)(3)

Name	Date of Birth	Nominating Entity	Term of Office	Main Position	Career
Sun-Jin Yun (New appointment)	03/07/1967	Shareholders’ proposal (by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)	2 years	Professor, Graduate School of Environmental Studies, Seoul National University	Apr. 2019 ~ Present	• Director, Institute for Sustainable Development, Seoul National University
					Feb. 2019 ~ Present	• Member, Fine Dust Policy Deliberation Committee under the Prime Minister’s Office
					Jun. 2018 ~ Present	• Non-Standing Director, Korea Energy Information Culture Agency
					Dec. 2017 ~ Present	• Member, Presidential Commission on Policy Planning
					Sep. 2012 ~ Present	• Professor, Graduate School of Environmental Studies, Seoul National University
					Jan. 2018 ~ Dec. 2019	• President, the Korean Association for Environmental Sociology

Notes: (1)	The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
(3)

The above candidate was recommended by shareholders (Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others) pursuant to Article 363-2 of the Commercial Code and Article 33-1 of the Act on the Corporate Governance of Financial Companies.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Sun-Jin Yun

•  Will contribute to the decision-making process of the board of directors through diligent participation.

•  As an expert in environmental policy, will strive to provide support to KB Financial Group’s ESG initiatives.

•  In light of KB Financial Group’s recent initiatives reflecting its “green” leadership, including its decision to stop funding coal-powered projects, will contribute to enhancing the Company’s ESG management further by increasing social responsibility while pursuing its sustainability and earnings potential.

Agendum 4. Appointment of a Non-Executive Director (Shareholders’ proposal by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

Nominee for Non-Executive Director(1)(2)(3)

Name	Date of Birth	Nominating Entity	Term of Office	Main Position	Career
Youngjae Ryu (New appointment)	03/05/1960	Shareholders’ proposal (by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)	2 years	CEO, Sustinvest Co., Ltd.	Jul. 2020 ~ Present	• Steering Committee Member, Investment Pool for Public Funds, Ministry of Economy and Finance
					Jan. 2020 ~ Present	• Chairman, Korean Corporate Governance Forum
					Apr. 2019 ~ Present	• Steering Committee Member, Korea Investment Corporation
					Nov. 2017 ~ Present	• Member, Financial Development Council (Capital Market Division), Financial Services Commission
					Jul. 2015 ~ Present	• Director & Chairman of Steering Committee, the Nanum Foundation, Korea Securities Depositary
					Apr. 2007 ~ Present	• Director & Head of the Research Institute, Korea Sustainability Investing Forum
					Sep. 2006 ~ Present	• CEO, Sustinvest Co., Ltd.
					Aug. 2019 ~ Jul. 2020	• Adjunct Professor (Sustainability), Graduate School of Business, Inha University
					Jan. 2018 ~ Sep. 2018	• Committee Member, National Pension Service, Ministry of Health and Welfare
					Dec. 2017 ~ Dec. 2018	• Member, the National Economic Advisory Council for the President
					Nov. 2017 ~ Jul. 2018	• Honorary Professor, Finance MBA Program, Korea Advanced Institute of Science and Technology
					Jan. 2013 ~ Jan. 2018	• Director, Korea Social Investment Foundation
					Jan. 2013 ~ Dec. 2013	• Honorary Professor, Graduate School of Business, Korea Advanced Institute of Science and Technology
					Jun. 2012 ~ Jun. 2018	• Senior Advisor, Hermes Investment Management (London)
					Mar. 2011 ~ Dec. 2016	• Honorary Professor (Sustainability MBA), Graduate School of Business, Inha University
					Feb. 2011 ~ Dec. 2013	• Working Committee Member, the Win-Win Index, Korea Commission for Corporate Partnership
					Jun. 2008 ~ Dec. 2012	• Fundraising Committee Member, Community Chest of Korea

Notes: (1)	The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
(3)

The above candidate was recommended by shareholders (Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others) pursuant to Article 363-2 of the Commercial Code and Article 33-1 of the Act on the Corporate Governance of Financial Companies.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Youngjae Ryu

[Internalization of ESG Management]

•  True ESG management requires identifying the environment, social, and governance issues surrounding KB Financial Group and incorporating them into the business strategies and activities of each subsidiary in order to enhance KB Financial Group’s mid- to long-term corporate value.

•  To accomplish the above, will implement “ESG KPIs” at each subsidiary to monitor the progress of each subsidiary and preemptively manage related risks and identify new opportunities.

•  In addition, will make regular disclosure of the Company’s ESG issues in order to receive constructive feedback to be continually reflected in its overall ESG management.

•  Will establish KB Financial Group as a leader in ESG management in Korea as well as in the global financial industry.

[Enhancement of Close Communication with Minority Shareholders]

•  Based on extensive experience over the years in working toward improving corporate governance and corporate value on behalf of global institutional investors, will strive to improve the quality of communication with domestic and foreign shareholders to promote management strategies in line with shareholder value.

•  To accomplish the above, will strive to promote regular shareholder dialogues and incorporate shareholders’ demands and expectations into management.

[Improving Checks and Balances and Effectiveness of the Board of Directors]

•  A board of directors with a strong practical role must (1) maintain effective checks and balances and be capable of making independent decisions to produce the most objective and reasonable decisions and business solutions, and (2) be able to draw on the diverse expertise held by the board members in order to make decisions that can improve the mid- to long-term corporate value and improve the effectiveness and efficiency of the operations of the board of directors.

•  Although the checks and balances function of the board of directors has traditionally been more emphasized in Korea, will also strive to improve the effectiveness of the board of directors, and in order to do so, will benchmark the best corporate governance practices in Korea and abroad.

Reference Materials: The Board of Directors’ position on Agendum 3 and 4, proposed by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others

The Board of Directors of KB Financial Group (the “Board”) has reviewed the proposals made by the head of KB Financial Group’s Employee Stock Ownership Association and others (the “Proposing Party”) in accordance with applicable laws, and has adopted them as agenda items (Agendum 3 and 4) for the EGM. The legality of such proposals aside, however, the Board has concluded that such proposals would not be in the best interest of the Company and its shareholders. The Board therefore recommends that shareholders vote AGAINST Agendum 3 and 4 that propose to appoint Sun-Jin Yun and Youngjae Ryu as non-executive directors of KB Financial Group, mainly for the reasons described below.

First, KB Financial Group’s system for recommending a non-executive director entails a very rigorous process that consists of multiple independent decision-making stages, such as assembling the candidate pool based on recommendations from shareholders and external search firms, assessing and finalizing the candidate pool through competency evaluations conducted by external consultants as well as results of reputation surveys produced by external search firms, and selecting the non-executive director candidate based on the final decision made by KB Financial Group’s Non-Executive Director Nominating Committee. This system, which allows all shareholders’ participation, is designed to guarantee the independence and fairness of every stage of the decision-making process, and has been applauded by many as an exemplary corporate governance practice. In addition, both former and current non-executive directors, who were appointed through this system, have thus far contributed immensely to the enhancement of the Company’s shareholder value. Therefore, the Board believes that all nominees must be evaluated through this rigorous process, and stands in opposition to any nomination made outside this process (irrespective of whether it meets legal requirements), as it strongly believes that such nomination would not be in the best interest of the Company’s shareholders.

Second, the Proposing Party has emphasized that it has recommended the two candidates in Agendum 3 and 4 based on their professional expertise in environmental and governance matters, which it believes would strengthen the Company’s position in environmental, social and governance (“ESG”) management. The Board believes that the Proposing Party’s concerns about KB Financial Group’s ESG management are not justified. KB Financial Group was the first in the industry to establish an ESG committee within its board of directors in March 2020, comprised entirely of members with diverse and far-reaching expertise in ESG matters, including corporate governance. Through this committee, KB Financial Group has pursued a number of ESG initiatives, including efforts to reduce carbon emissions, the introduction of “KB Green Way 2030,” and the declaration of its refusal to fund coal-powered projects, becoming the first financial group in Korea to do so. As a result of such efforts, KB Financial Group was pronounced the only financial group in Korea to have received an A+ rating in all three areas of environment, social and governance in a recent evaluation published by Korea Corporate Governance Service, the highest authority in ESG evaluations in Korea. As is evident from such accomplishments, KB Financial Group has made, and will continue to make, great strides in the promotion of ESG matters, and the Board believes that it would be best to maintain the current composition of the ESG Committee and to continue to draw on the diverse expertise of its existing members to pursue a stable expansion of the Company’s ESG activities.

Finally, the size and composition of the Board has always been established based on shareholders’ approval at each annual general meeting of shareholders. The Board believes that, absent exigent circumstances that call for a replacement of existing members due to retirement, for example, the appointment of additional members of the Board at an extraordinary general meeting of shareholders would inevitably bring about a fundamental change in the composition of the Board and undermine the effectiveness of the Board’s operations.

The Board, based on the above reasons, recommends that shareholders vote AGAINST Agendum 3 and 4, as they would not be in the best interest of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 28, 2020	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Senior Executive Vice President and Chief Finance Officer